AM 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02022823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAY 3 0 2002 WASH. D.C. 152 PROCESSING SECTION

SEC FILE NUMBER
8- 17526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL COUNSELING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7818 ORLANDO AVENUE
(No. and Street)

LUBBOCK, TEXAS 79423
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. WARD, JR. 806-791-5959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.
(Name — *if individual, state last, first, middle name*)

4010 82ND STREET, SUITE 100 LUBBOCK TEXAS 79423-1933
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JAMES C. WARD, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL COUNSELING CORPORATION, as of MARCH 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROLYN SEILER
NOTARY PUBLIC
State of Texas
Comm. Exp. 01-19-2003

Carolyn Seiler
Notary Public

James C. Ward, Jr.
Signature

SECRETARY-TREASURER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- exempt (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

exempt under 15K-2B (h)–(k)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

HOWARD W. JACOB, JR., CPA
LELAND H. FERRIS, CPA

R.C. LITTLEFIELD, CPA – Consultant

4010 82nd STREET, SUITE 100
KINGSGATE PROFESSIONAL BUILDING
LUBBOCK, TEXAS 79423

Phone (806) 795-9999
Fax (806) 795-9944

Member
American Institute of
Certified Public Accountants
Texas Society of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Counseling Corporation
Lubbock, Texas

We have audited the accompanying statement of financial condition of Financial Counseling Corporation (an S Corporation) as of March 31, 2002, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Counseling Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and in the form required by the Securities and Exchange Commission.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. In our opinion, you are exempt from Rule 15c3-3 under k2B and therefore, we do not need to furnish information relating to the possession or control requirements.

Lawrence, Littlefield, Jacob & Ferris, L.L.P.
LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.

May 20, 2002

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	220,025		220,025
Securities - NASD, Inc. Warrants	3,300		3,300
Furniture and Equipment (Net of Accumulated Depreciation)		114	114
TOTAL ASSETS	223,325	114	223,439

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
TOTAL LIABILITIES	-0-
STOCKHOLDER'S EQUITY	
Common Stock - 10,000 Shares Authorized - 1,000 Shares Issued and Outstanding - Par Value $1 Per Share	1,000
Additional Paid in Capital	260,500
Retained Earnings (Deficit)	(38,061)
TOTAL STOCKHOLDER'S EQUITY	223,439
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	223,439

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED MARCH 31, 2002

REVENUE		
Refunds - Dues	38	
Commissions	513	
TOTAL REVENUE		551
TOTAL EXPENSES		-0-
NET INCOME		551
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(38,612)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		(38,061)

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2002

BEGINNING BALANCE	12,888
CAPITAL CONTRIBUTIONS FROM SHAREHOLDERS	210,000
NET INCOME	551
ENDING BALANCE	223,439

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED MARCH 31, 2002

BEGINNING BALANCE	-0-
ENDING BALANCE	-0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Commissions and Dues Refund	551	
Net Cash Provided by Operating Activities		551
CASH FLOWS FROM INVESTING ACTIVITIES		-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions from Shareholders	210,000	
Net Cash Provided By Financing Activities		210,000
NET INCREASE IN CASH		210,551
CASH AT BEGINNING OF YEAR		9,474
CASH AT END OF YEAR		220,025

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
NET INCOME	551
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	-0-
NET CASH PROVIDED BY OPERATING ACTIVITIES	551

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The company is a registered broker-dealer, which sells investment products to the public.

Basis of Accounting

The financial statements of the corporation are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.

Depreciation

Fixed assets are stated at cost. Depreciation is provided using the straight-line and double-declining balance methods over the estimated useful lives of the assets for assets placed in service prior to January 1, 1981. For assets placed in service after December 31, 1980, the accelerated cost recovery system is used at statutory rates over statutory periods of the respective assets as required by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986. Furniture and office equipment consists of the following at March 31, 2002:

Furniture and Fixtures	16,475
Office Equipment	16,214
Accumulated Depreciation	(32,575)
Net	114

Depreciation expense for the year ended March 31, 2002 was -0-.

Cash and Cash Equivalents

The Corporation considers all short-term investments with an original maturity date of three months or less to be cash. Cash for purposes of the Statement of Cash Flows includes only cash in bank.

Income Taxes

The Corporation has elected with the consent of its shareholders, under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on the Corporation's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

The shareholders of the corporation hold 48% of the stock in Liberty Funds Group, Inc. who, pursuant to an agreement between the two entities, has paid most of the operating expenses of the corporation during the year ended March 31, 2002.

NOTE C - ADDITIONAL INFORMATION

The company has petitioned the National Association of Securities Dealers, Inc. to change the company's form of registration to a General Securities firm in order to allow the offering of stocks and bonds to its clients. In addition, it has signed a fully disclosed clearing agreement with Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation.

FINANCIAL COUNSELING CORPORATION

SUPPLEMENTARY INFORMATION

YEAR ENDED MARCH 31, 2002

FINANCIAL COUNSELING CORPORATION
SEC FILE NO. 06-006439
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
MARCH 31, 2002

TOTAL STOCKHOLDER'S EQUITY	223,439
LESS: NON-ALLOWABLE ASSETS	(114)
INVESTMENT SECURITIES	(3,300)
NET CAPITAL	220,025
LESS: REQUIRED CAPITAL	(5,000)
EXCESS NET CAPITAL	215,025

COMPUTATION OF AGGREGATE INDEBTEDNESS
AT MARCH 31, 2002

TOTAL ALLOWABLE LIABILITIES	-0-
TOTAL AGGREGATE INDEBTEDNESS	-0-
PER CENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A

LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

HOWARD W. JACOB, JR., CPA
LELAND H. FERRIS, CPA

R.C. LITTLEFIELD, CPA – Consultant

4010 82nd STREET, SUITE 100
KINGSGATE PROFESSIONAL BUILDING
LUBBOCK, TEXAS 79423

Phone (806) 795-9999
Fax (806) 795-9944

Member
American Institute of
Certified Public Accountants
Texas Society of
Certified Public Accountants

To the Board of Directors
Financial Counseling Corporation
Lubbock, Texas

In accordance with Rule 17a-5(d)4 this is to advise that our examination of the accounts and financial reports of Financial Counseling Corporation as of March 31, 2002, disclosed Net Capital per our computation to be $220,025, which agrees with Net Capital per the most recent unaudited Part IIA filed by you at March 31, 2002.

Lawrence, Littlefield, Jacob & Ferris, L.L.P.
LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.

May 20, 2002


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2002
WASH, D.C. 152 SECTION

FINANCIAL COUNSELING CORPORATION
ACCOUNTANT'S SUPPLEMENTAL REPORT ON
MATERIAL INADEQUACIES
YEAR ENDED MARCH 31, 2002

LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

HOWARD W. JACOB, JR., CPA
LELAND H. FERRIS, CPA

R.C. LITTLEFIELD, CPA – Consultant

4010 82nd STREET, SUITE 100
KINGSGATE PROFESSIONAL BUILDING
LUBBOCK, TEXAS 79423

Phone (806) 795-9999
Fax (806) 795-9944

Member
American Institute of
Certified Public Accountants
Texas Society of
Certified Public Accountants

To the Board of Directors
Financial Counseling Corporation
Lubbock, Texas

In accordance with Rule 17a-5(j) this is to advise that no material inadequacies exist and that the accounting system and internal controls are deemed adequate to safeguard the assets of the corporation and customer's securities, although no customer securities were on hand at March 31, 2002, nor were there any customer securities on hand at the time of our examination.

Lawrence, Littlefield, Jacob & Ferris, L.L.P.
LAWRENCE, LITTLEFIELD, JACOB & FERRIS, L.L.P.

May 20, 2002